EXHIBIT 3.2

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ALDER BIOPHARMACEUTICALS, INC.

The undersigned hereby certifies that:

1. He is the duly elected and acting President of Alder BioPharmaceuticals, Inc., a Delaware corporation (the “Corporation”).

2. The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of Delaware on May 20, 2002. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on April 16, 2012 (as amended, the “Restated Certificate”).

3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Amended and Restated Certificate of Incorporation amends Article IV(A) to read in its entirety as follows:

“A. Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is Two Hundred Fifty-Six Million Twenty Thousand Two Hundred Seventy (256,020,270). The total number of shares of common stock authorized to be issued is One Hundred Forty Million (140,000,000), par value $0.0001 per share (the “Common Stock”). The total number of shares of preferred stock authorized to be issued is One Hundred Sixteen Million Twenty Thousand Two Hundred Seventy (116,020,270), par value $0.0001 per share (the “Preferred Stock”), Twenty Million Seven Hundred Thirty-Six Thousand Five Hundred Nine (20,736,509) of which are designated as “Series A Preferred Stock,” Twenty-Five Million Sixty-One Thousand Five Hundred Thirty-Eight (25,061,538) of which are designated as “Series B Preferred Stock,” Thirty-Seven Million Two Hundred Twenty-Two Thousand Two Hundred Twenty-Three (37,222,223) of which are designated as “Series C Preferred Stock,” and Thirty-Three Million (33,000,000) of which are designated as “Series D Preferred Stock.”

Upon the acceptance of this certificate for filing with the Secretary of State of the State of Delaware (the “Effective Time”):

(i) each 5.5 outstanding shares of Common Stock shall be combined and reconstituted into one (1) fully paid and non-assessable share of outstanding Common Stock;

(ii) each 5.5 outstanding shares of Series A Preferred Stock shall be combined and reconstituted into one (1) fully paid and non-assessable share of outstanding Series A Preferred Stock;

(iii) each 5.5 outstanding shares of Series B Preferred Stock shall be combined and reconstituted into one (1) fully paid and non-assessable share of outstanding Series B Preferred Stock;

(iv) each 5.5 outstanding shares of Series C Preferred Stock shall be combined and reconstituted into one (1) fully paid and non-assessable share of outstanding Series C Preferred Stock; and

(v) each 5.5 outstanding shares of Series D Preferred Stock shall be combined and reconstituted into one (1) fully paid and non-assessable share of outstanding Series D Preferred Stock ((i)-(v), collectively, the “Reverse Stock Split”).

The Reverse Stock Split shall be effected for each class or series of Preferred Stock on a stock certificate by stock certificate basis, such that any fractional shares of Common Stock or any series of Preferred Stock, as applicable, resulting from the Reverse Stock Split and held by a single record holder shall be aggregated. No fractional shares of Common Stock or any series of Preferred Stock shall be issued upon the combination of any such shares in the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value (as determined by the Company’s Board of Directors) of one share of Common Stock or such series of Preferred Stock, as applicable, as of the Effective Time (after giving effect to the foregoing Reverse Stock Split), rounded up to the nearest whole cent.

The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock or Preferred Stock are surrendered to the Company or its transfer agent.

The par value of each share of capital stock following the Reverse Stock Split shall be as stated above in this Article IV(A). All of the share amounts, amounts per share and per share numbers for the Common Stock and each series of Preferred Stock, as applicable, set forth herein shall be adjusted to give effect to the Reverse Stock Split. For clarity, each applicable Original Issue Price, Dividend Rate and Conversion Price shall be adjusted to give effect to the Reverse Stock Split and any provisions set forth herein that could be read so as to result in a duplicative adjustment as a result of the Reverse Stock Split shall be interpreted such that each such share amount, amounts per share and per share number is only adjusted a single time to give effect to the Reverse Stock Split.”

4. The foregoing Certificate of Amendment of Amended and Restated Certificate of Incorporation has been duly adopted by this Corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President this 9th day of April, 2014.

ALDER BIOPHARMACEUTICALS, INC.

By:	/s/ Randall C. Schatzman
Randall C. Schatzman
President